June 18, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention: Chen Chen and Kathleen Collins

Re:     Commvault Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2025
File No. 001-33026

Dear Mmes. Chen and Collins:

In your letter dated June 17, 2025, you requested that Commvault Systems, Inc. (the “Company”) respond to your comments within ten business days or advise when the Company would provide a response.

As discussed by telephone between the Company’s counsel and the staff of the Division of Corporation Finance, the Company requests an extension for its response. The Company intends to respond by no later than July 17, 2025.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to contact Raquel Fox of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7050.

Commvault Systems, Inc.
/s/ Jennifer DiRico

Jennifer DiRico
Chief Financial Officer

cc:    Raquel Fox
Skadden, Arps, Slate, Meagher & Flom LLP

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